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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-67828 |

## FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                                 MM/DD/YY                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

View Partners Capital LLC

| OFFICIAL USE ONLY |
| --- |
| _____ |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue
(No. and Street)

| New York | NY | 10022 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel                                (212) 509-7800
                                                          (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

| 200 Jefferson Park, Suite 400 | Whippany | NJ | 07981-1070 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*SEC 1410 (3-91)

# View Partners Capital LLC

Statement of Financial Condition
December 31, 2017

# View Partners Capital LLC

## TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**

[x]    Report of Independent Registered Public Accounting Firm.

[x]    Facing Page.

[x]    Statement of Financial Condition.

[ ]    Statement of Operations.

[ ]    Statement of Changes in Member's Equity.

[ ]    Statement of Cash Flows.

[ ]    Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]    Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]    Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]    Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)

[ ]    A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ]    A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]    An Affirmation.

[ ]    A copy of the SIPC Supplemental Report.

[ ]    Statement of Exemption from Rule 15c3-3

[ ]    Independent Accountants' Report on Statement of Exemption from Rule 15c3-3.

**    *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# AFFIRMATION

I, Ruslan Chilov, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to View Partners Capital LLC for the year ended December 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

_____
**Managing Director**
Title



_____
Notary Public

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
View Partners Capital LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of View Partners Capital LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*WithumSmith+Brown, PC*

We have served as the Company's auditor since 2015.

February 15, 2018

**WithumSmith+Brown, PC**  200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

# View Partners Capital LLC

**Statement of Financial Condition**
**December 31, 2017**

### Assets

| | | |
|---|---|---:|
| Cash | $ | 287,540 |
| Other assets | | 1,531 |
| Total assets | $ | 289,071 |

### Liabilities and Member's Equity

| | | |
|---|---|---:|
| Deferred revenue | $ | 8,333 |
| Accounts payable and accrued liabilities | | 6,047 |
| Total liabilities | | 14,380 |
| Member's equity | | 274,691 |
| Total liabilities and member's equity | $ | 289,071 |

The accompanying notes are an integral part of this financial statement.

# View Partners Capital LLC

## Notes to Financial Statement
## December 31, 2017

1. **Nature of Operations**

   View Partners Capital LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company engages in investment banking services, such as private placement of securities and merger and acquisition advisory services for corporate customers. The Company's sole member is View Partners LLC.

2. **Summary of Significant Accounting Policies**

   **Basis of Presentation**
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   **Revenue Recognition**
   Revenues include fees generated by financing and merger and acquisition advisory services and are recognized ratably over the contractual period. In some instances, the Company receives a retainer which has not yet been fully earned. Success fee revenues are recognized as earned, typically upon the successful closing of a transaction.

   **Income Taxes**
   The Company is a single member limited liability company, and treated as a disregarded entity for income tax reporting purposes. As such, income or loss of the Company, in general, is allocated to the member for inclusion in its income tax return. Accordingly, the Company has not provided for federal, state or local income taxes.

   As of December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. **Regulatory Requirements**
   The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of approximately $273,000 which exceeded the required net capital by approximately $268,000.

   The Company does not handle cash or securities of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

4.  **Commitments**

The Company has a month-to-month lease with its landlord and occupies office space pursuant to a cancelable lease agreement. The lease may be cancelled if either party gives two month's written notice of its intent to terminate, otherwise it renews at a rate of $2,000 per month plus pro-rata building escalation charges.

5.  **Off-balance sheet risk and concentration of credit risk**

The Company maintains its cash balances at one financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

6.  **New Accounting Pronouncements**

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption of this standard is not allowed. Management has determined that adoption of Topic 606 will have no impact on the Company's financial statement.

7.  **Subsequent Events**

Subsequent events have been evaluated through the date the financial statement was issued.